Calgary, Alberta

May 9, 2007

NEWS RELEASE:	Paramount Resources Ltd. Financial and Operating Results For The Three Months Ended March 31, 2007

Paramount Resources Ltd. (TSX: POU) ("Paramount" or the "Company") is pleased to announce its financial and operating results for the three months ended March 31, 2007.

FIRST QUARTER 2007 HIGHLIGHTS

On January 12, 2007, Paramount successfully completed the spinout of MGM Energy Corp. (“MGM Energy”). As of March 31, 2007, Paramount owned 51.7 percent of the issued and outstanding shares of MGM Energy, and as a result, MGM Energy’s financial position, results of operations and cash flows have been included in Paramount’s consolidated results.

Funds flow from operations for the first quarter of 2007 totaled $42.8 million as compared to $26.1 million for the fourth quarter of 2006. The 64 percent increase in funds flow from operations is primarily a result of an $11.9 million increase in realized gains on financial instruments, a $9.1 million decrease in cash stock-based compensation payments, and a $5.7 million increase in petroleum and natural gas sales, partially offset by increased operating costs in the period.

Paramount’s net loss for the first quarter of 2007 was $16.1 million as compared to a net loss of $159.6 million recorded for the fourth quarter of 2006. The first quarter 2007 net loss included dry hole expense of $47.6 million. This expense related primarily to the winter drilling program undertaken by Paramount’s subsidiary, MGM Energy, where two wells were drilled on lands subject to the farm-in agreement: Kumak I-25 and Unipkat M-45. A total of $39.8 million of dry hole expense was recorded in respect of these wells in the first quarter of 2007. The impact of the dry hole expense was partially offset by dilution gains of approximately $24.7 million, before tax, in respect of MGM Energy.

Sales volumes for the first quarter of 2007 averaged 17,773 Boe/d as compared to 17,104 Boe/d for the fourth quarter of 2006. The increase in sales volumes resulted primarily from new production being brought on stream in the Kaybob and Southern Corporate Operating Units. These increases were partially offset by production declines in the Grande Prairie Corporate Operating Unit.

Capital expenditures totaled $186.8 million for the first quarter of 2007, including $29.1 million incurred by MGM Energy from January 12, 2007 to March 31, 2007, and $10.8 million incurred in the development of the company’s oil sands leases in the Surmont area.

Financial and Operating Highlights (1)
($ millions except per share amounts and where stated otherwise)
	Three Months Ended

	March 31	December 31
	2007	2006	% Change
Financial
Petroleum and natural gas sales	78.8	73.1	8
Funds flow from operations	42.8	26.1	65
Per share – diluted	0.60	0.38	61
Net loss	(16.1)	(159.6)	90
Per share – diluted	(0.23)	(2.32)	86
Capital expenditures	186.8	122.8	53
Market value of long-term investments (2)	855.9	582.9	47
Total assets	1,540.8	1,419.0	8
Net debt (3)	676.8	593.4	14
Common shares outstanding (thousands)	70,888	70,279	1
Market capitalization (4)	1,417.8	1,686.7	(16)
Operating
Natural gas sale volumes (MMcf/d)	84.8	79.0	7
Oil and natural gas liquid sales volumes (BBl/d)	3,636	3,937	(8)
Total sales (Boe/d)	17,773	17,104	4
Gas weighting	80%	77%	4
Total wells drilled (gross)	104	60	70
Success rate (5)	96%	90%	7

(1) Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, barrel of oil equivalent conversions and finding and development costs under the heading "Advisories" at the end of Management’s Discussion and Analysis.

(2) March 31, 2007 market value of long-term investments was determined based on the March 30, 2007 closing price of Trilogy Energy Trust units on the Toronto Stock Exchange, latest offer price of $20 per share for North American Oil Sands Corporation and book value of the remaining long-term investments. December 31, 2006 market value of long-tem investments was determined based on the December 30, 2006 closing price of Trilogy Energy Trust units on the Toronto Stock Exchange, a $12 per share amount in respect of North American Oil Sands Corporation and book value of the remaining long-term investments.

(3) Net debt is equal to the sum of long-term debt, working capital deficit and stock based compensation liability (excluding the stock based compensation liability associated with Paramount Options amounting to $12.3 million at March 31, 2007, ($27.7 million at December 31,2006) -- see Liquidity and Capital Resource section of Management’s Discussion and Analysis.

(4) Based on the period end closing prices of Paramount Resources Ltd. on the Toronto Stock Exchange.

(5) Success rate excludes oil sands evaluation wells and includes the two dry wells drilled by MGM Energy Corp.

SUBSEQUENT EVENTS

On April 27, 2007, Paramount reported that Statoil ASA (“Statoil”) had entered into an acquisition agreement with North American Oil Sands Corporation (“North American”) whereby Statoil will make an all-cash offer to acquire all of the shares of North American at a price of $20 per share. The transaction is expected to close at the end of the second quarter of 2007. Concurrently with the entering into of the acquisition agreement by Statoil and North American, Paramount entered into a lock-up agreement with respect to all of the North American shares it owns. The lock-up agreement, subject to certain conditions, calls for Paramount to sell the 34.1 million Class A shares of North American that it owns, for aggregate cash consideration of approximately $682.4 million.

On May 8, 2007, MGM Energy announced that it has entered into an agreement of Purchase and Sale with Encana Corporation (“EnCana”) to acquire EnCana’s interests in certain assets located in the Mackenzie Delta and elsewhere in the Northwest Territories for a purchase price of $170 million. To fund the purchase, MGM Energy has entered into an agreement with a syndicate of underwriters to issue 47.6 million shares for gross proceeds of $155.3 million on a bought deal basis. C.H. Riddell, the CEO of Paramount, has indicated his intention to subscribe for a total of $25 million of the shares under this offering.

OUTLOOK

Paramount had a successful first quarter drilling and tie-in program which led to significant production increases from our Kaybob and Southern Corporate Operating Units. The Company’s North Dakota drilling program was postponed due to manufacturing delays on the rig building project in China. Paramount is pleased to report that the rigs have arrived in the United States, with the first well scheduled to be spud before the end of the second quarter. Paramount continues to be on track to meet our 2007 production guidance of an average of 21,000 Boe/d.

The Company's 2007 forecast capital expenditures budget remains at $300 million, excluding land and acquisitions, and for clarity, excluding MGM Energy's exploratory expenditures. The remainder of Paramount's 2007 capital budget will be focused in our Kaybob and Southern Corporate Operating Units including the commencement of our North Dakota drilling program.

ADDITIONAL INFORMATION

A copy of Paramount’s complete first quarter 2007 results, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements and related notes can be obtained at
http://www.ccnmatthews.com/docs/POUQ107.pdf . This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com .

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

NON-GAAP MEASURES

In this news release, Paramount uses the term "funds flow from operations", “funds flow from operations per share -basic”, “funds flow from operations per share - diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe for the relevant period. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain statements included in this news release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", “consider”, "continue", "depend", "estimate", "expect", "if", "intend", "may", "plan", "project", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include but are not limited to estimates of future production and capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, the expectation that Paramount’s disposition of North American shares will close prior to the end of the second quarter of 2007, and the expected timing of the wells in North Dakota.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things:

▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

▪	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

▪	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

▪	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

▪	the timely receipt of required regulatory approvals;

▪	the timing for preparation and mailing of documents to securityholders of North American, the time necessary to satisfy other conditions to the offer and the acceptance of the offer by North American securityholders:

▪	currency, exchange and interest rates; and

▪	future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue relianceshould not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

▪	the ability of Paramount’s management to execute its business plan;

▪	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪	risks and uncertainties involving the geology of oil and gas deposits;

▪	risks inherent in Paramount's marketing operations, including credit risk;

▪	the uncertainty of reserves estimates and reserves life;

▪	the uncertainty of resource estimates and resource life;

▪	the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

▪	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪	Paramount's ability to enter into or renew leases;

▪	health, safety and environmental risks;

▪	Paramount's ability to secure adequate product transportation;

▪	imprecision in estimates of product sales and the anticipated revenues from such sales;

▪	the ability of Paramount to add production and reserves through development and exploration activities;

▪	weather conditions;

▪	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

▪	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪	changes in taxation laws and regulations and the interpretation thereof;

▪	changes in environmental and other regulations and the interpretation thereof;

▪	the cost of future abandonment activities and site restoration;

▪	the ability to obtain necessary regulatory approvals;

▪	risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪	uncertainty regarding aboriginal land claims and co-existing with local populations;

▪	loss of the services of any of Paramount’s executive officers or key employees;

▪	the ability of Paramount to extend its senior credit facility on an ongoing basis;

▪	the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount’s spinout of MGM Energy Corp.;

▪	the impact of market competition;

▪	general economic and business conditions; and

▪	in respect of Statoil’s offer to purchase North American, delays or impediments in the satisfaction of other conditions to the offer, failure by the parties to the transaction to perform their obligations to complete the transaction, the political and economic policies of Canada, Norway and other oil producing, general economic and business conditions, global political events and actions, including war, terrorism and sanctions, and adverse changes in taxation regimes.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994